Exhibit 99.1

Apex Extends Trinity Zone 200 m with 3.55% REO over 116.0 m and 2.35% over 171.5 m in Western Step-out Drilling at Rift

Highlights:

●	Continued high-grade drill results returned in step-out holes at the Trinity Zone.

○	3.55% REO[1] over 116.0 m, incl. 4.75% REO over 22.9 m (RIFT26-024).

○	2.35% REO over 171.5 m, incl. 4.07% REO over 37.0 m (RIFT26-022).

○	Results include the longest intervals of >4.00% REO on the Project to date and support the presence of a higher-grade core within the Trinity Zone.

●	Trinity Zone extended approximately 200 m down-dip to the west.

●	Approximately 37 holes (24,000 m) have been completed to date with assay results for 13 holes (~8,000 m) pending and drilling still ongoing at site.

Vancouver, British Columbia – October 5, 2026 – Apex Critical Metals Corp. (“Apex” or the “Company”) (CSE: APXC | OTCQX: APXCF | FWB: KL9 | Euronext Access Paris: MLAPX), a mineral exploration company focused on advancing its strategic 100%-controlled Rift Rare Earth Project within the Elk Creek Carbonatite Complex in southeastern Nebraska, U.S.A., is pleased to report the assay results from drillholes RIFT26-020 through RIFT26-024.

Sean Charland, CEO of Apex Critical Metals, commented: “The results from western step-out drillholes RIFT26-022 and RIFT26-024 mark an exciting milestone for the project, representing material intersections of greater than 4.00% REO and further validation of the broader mineralized Trinity Zone along our primary E-W drill fences. Identifying additional rare earth magnet feedstock beyond the one producer in North America is a national priority in the United States and results from our 2026 drill program at the Rift Rare Earth Project continue to demonstrate a significant grade and scale profile.”

To date, the Company has had consistent success defining the Trinity Zone along two primary E-W drill fences, which currently span approximately 600 m east-west and 100 m north-south with continuous mineralization between and beyond the two fences (see Figure 1 and news release dated August 12, 2026). Apex is currently prioritizing drilling to the east along these fence lines to define the eastern extent of the Trinity Zone ahead of the Company’s planned mineral resource estimate (MRE) by the end of Q1/2027.

1 REO (Rare Earth Oxide) is defined as the sum of Ce2O3, La2O3, Pr2O3, Nd2O3, Eu2O3, Sm2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, and Y2O3.

Figure 1. 2026 Phase II drilling at the Rift Project showing the location and assay results for drillholes RIFT26-020, RIFT26-021, RIFT26-022, RIFT26-023, & RIFT26-024 (reported herein), along with active and completed drillholes and historical drillhole locations.

Key Observations and Takeaways

Current analytical results targeting the down-dip extension of the Trinity Zone (RIFT26-022 and RIFT26-024) confirm that the high-grade, west-plunging mineralized body extends an additional ~200 m west of previously reported RIFT26-012, which returned 26.0 m at 3.40% REO within a broader interval of 151.4 m at 2.42% REO (see news release dated August 12, 2026).

RIFT26-024 returned two high-grade intervals of 3.99% REO over 18.8 m and 4.75% REO over 22.9 m within a broader 116.0 m interval of 3.55% REO. RIFT26-022 returned a high-grade interval of 4.07% REO over 37.0 m within a broader intersection of 171.5 m at 2.35% REO. Together, these two drillholes demonstrate continuity of the emerging high-grade core within the Trinity Zone, which sits within a broader envelope of >2.00% REO mineralization extending between the two holes.

Figure 2. RIFT26-024 & RIFT26-022 assay results at the Rift Project highlighting the Trinity Zone and additional completed holes (assays pending) with favourable zones of altered hematite (red/pink) shown on the downhole traces.

Comparing these results with the drill fence containing RIFT26-019 (see news release dated September 8, 2026) suggests that the mineralization is continuous over the 100 m separating the two drill fences. Results reported herein occur primarily within hematite-altered carbonatite, further validating the importance of hematite alteration in the mineralized system. Visual indications from the drillholes further to the west along the drill fence highlight the potential for a further 150 m of extension (see Figure 2 above).

Drilling Targeting Southern Extensions

Drillholes RIFT26-020, RIFT26-021 and RIFT26-023 are all located further to the south where the Company has completed two smaller fences to continue testing the limits of the ~500 m north-south strike length defined to date (refer to Figure 1 plan view map above).

Drill results from RIFT26-023 returned an interval of 1.82% REO over 48.9 m, including a higher-grade interval of 2.66% REO over 8.5 m. Assay results from RIFT26-023 show an increase in both REO grade and downhole interval length to the west, relative to the other two drillholes along this fence of holes to the south (see news release dated September 8, 2026). This westward-increasing grade-by-width trend provides further support for the Company’s current interpretation of Trinity Zone geometry: a mineralized body elongated in a north-northeast direction with a westward plunge.

Drillholes RIFT26-020 and RIFT26-021 are the southernmost holes completed to date, located approximately 90 m south of RIFT26-023. RIFT26-021 returned elevated intervals of 1.52% REO over 16.7 m, 1.58% REO over 5.5 m, and 3.17% REO over 4.1 m, within a broader 55.6 m interval of 1.16% REO. RIFT26-020 intersected a discrete, deeper zone of 2.47% REO over 19.5 m within a wider interval of 42.7 m at 1.71% REO. These analytical results confirm rock characteristics consistent with the Trinity Zone; however, both holes display a waning in the intensity of hematite alteration compared to the higher-grade intersections to the north of this area.

To date, twenty-four (24) of the thirty-seven (37) completed drillholes have analytical results released. Results contained herein continue to highlight significant intervals of >4.00% REO within a broader >2.00% REO mineralized envelope, together with the positive rock attributes observed to the west demonstrate strong potential of further Trinity Zone expansion (see Figures 1-2 above). Additionally, these intercepts have now traced Trinity Zone mineralization approximately 500 m of N-S strike and >300 m of western down-dip extension within the greater 700 m target corridor.

Table 1: Drillhole Location and Attributes

Hole ID	Depth (m)	Azimuth(b) (°)	Dip(b) (°)	Easting (a)	Northing (a)	Elevation
RIFT26-020	494	75	-65	742017	4460386	332.64
RIFT26-021	555	75	-65	741914	4460363	332.78
RIFT26-022	616	80	-65	741859	4460667	332.16
RIFT26-023	597	75	-65	741794	4460444	333.16
RIFT26-024	652	80	-65	741754	4460645	333.19

(a) Coordinates are presented in NAD83 UTMZ14 (b) Azimuth and Dip are planned and may vary downhole

Table 2: RIFT26-024, RIFT26-023, RIFT26-022, RIFT26-021, and RIFT26-020, Assay Highlights

(a)	All reported intervals are downhole core lengths, and do not represent true widths, which remain unknown until further confirmation assay results are received and interpreted. NdPr(2) distributions for the Trinity Zone mineralization remain within typical global carbonatite ranges of 10-20%.
(b)	For more detailed drill results information, including REO calculations and conversions, please visit https://apexcriticalmetals.com/projects/rift-rare-earth-project/#reo_disclosure

Image 1. RIFT26-022 interval of 3.17 m from 334.5 m to 337.67 m (red box) averaging 5.06% REO, including samples RIFT022-243 (4.18% REO over 1.12 m), RIFT022-244 (5.71% REO over 1.00 m), & RIFT022-247 (5.38% REO over 1.05 m).

Program Status and Next Steps

The Company continues to drill with a single rig with drilling planned to continue well into Q4/2026. Additional assay results will be released as received, vetted and interpreted. The Company remains on track to deliver an inaugural mineral resource estimate at the Rift Project before the end of Q1/2027.

Quality Assurance / Quality Control

All drilling was completed using one truck and one track-mounted diamond drill rigs with HQ-size core and all drill core samples have been or will be shipped to Activation Laboratories Ltd. (Actlabs) preparation facility in Ancaster, Ontario, for standard sample preparation (code RX1) which includes drying, crush (< 7 kg) up to 80% passing 2 mm, riffle split (250 g) and pulverize (mild steel) to 95% passing 105 µm. The samples were subsequently analyzed using Code 8 by XRF Nb₂O₅, ZrO₂ and Ta₂O₅ (0.003%), Code 8 - REE Assay (lithium metaborate/tetraborate fusion with subsequent analysis by ICP and ICP/MS). Drill core was saw-cut with half-core sent for geochemical analysis and half-core remaining in the box onsite.

A Quality Assurance/Quality Control protocol was incorporated into the program and included the insertion of certified reference material and silica blanks at a rate of approximately 5% and 5%, respectively. Additional analysis of pulp-split and reject-split sample duplicates was also completed at a rate of approximately 5% and 2.5%, respectively, to assess analytical precision at different stages. Actlabs Canada is independent of the Company.

Management cautions that the interception of carbonatite and associated hematite alteration is not necessarily indicative of mineralization. Assay results are required to confirm the presence, grade, and significance of any mineralization. All intercepts reported in this news release represent core length (apparent width). True widths have not yet been determined.

(1) REO (Rare Earth Oxide) is defined as the sum of Ce2O3, La2O3, Pr2O3, Nd2O3, Eu2O3, Sm2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, and Y2O3.

(2) NdPr distribution calculated as (Nd2O3 + Pr2O3) / REO x 100

For more detailed drill results information, including REO calculations and conversions, please visit https://apexcriticalmetals.com/projects/rift-rare-earth-project/#reo_disclosure

Qualified Person

The technical content of this news release has been reviewed and approved by Nathan Schmidt, P.Geo., a Qualified Person under NI 43-101 on standards of disclosure for mineral projects. Mr. Schmidt is a Geologist with Dahrouge Geological Consulting Ltd., the consulting firm engaged by Apex Critical Metals Corp. to conduct and oversee all of the Company’s exploration work, including the 2026 drill program.

Mr. Schmidt has verified all scientific and technical data disclosed in this news release including the sampling and QA/QC results, and certified analytical data underlying the technical information disclosed. Mr. Schmidt noted no errors or omissions during the data verification process. The Company and Mr. Schmidt do not recognize any factors of sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed in this news release.

Rare earth oxide (“REO”) values reported in this news release are calculated as the sum of individual rare earth oxide components and are not directly measured assay results. The individual rare earth oxide values underlying each reported REO grade are available at Individual Rare Earth Oxide Disclosure.

About Apex Critical Metals Corp. (CSE: APXC) (OTCQX: APXCF) (FWB: KL9) (Euronext Access Paris: MLAPX)

Apex Critical Metals Corp. is a Canadian exploration company focused on advancing rare earth element (REE) and niobium projects that support the growing demand for critical and strategic metals across the United States and Canada. The Company’s flagship Rift Project, located within the highly prospective Elk Creek Carbonatite Complex in Nebraska, U.S.A., hosts extensive rare earth rights surrounding one of North America’s most advanced niobium deposits. Two historical drillholes located within the 700 m corridor of interest returned broad intervals of >2.00% REO, with higher grade (>3.00% REO) intervals within. The Company’s 2026 drilling has continued to demonstrate this grade profile and has expanded the footprint of the high-grade mineralization (“Trinity Zone”) over approximately 500 m from the historical drillholes to date. Additionally, drilling has delineated a new deeper horizon (“Neo Zone”) of strongly elevated NdPr beneath the high-grade material with NdPr distributions between 30-50%. For more information, please see the Company’s news releases dated April 7, 2026, April 28, 2026, May 6, 2026 and May 15, 2026, which are available under the Company’s issuer profile on SEDAR+ (available at www.sedarplus.ca), as well as our individual REO component disclosure at the Rift Project which is available on our website at www.apexcriticalmetals.com.

In Canada, Apex continues to advance its 100%-owned Cap Project, located 85 kilometres northeast of Prince George, British Columbia. The 2025 drill program confirmed an emerging niobium discovery with 0.59% Nb₂O₅ over 36 metres, including 1.08% Nb₂O₅ over 10 metres, within a 1.8-kilometre-long niobium trend. The Cap Project continues to demonstrate strong potential for niobium mineralization within a large and previously unrecognized carbonatite system. For more information, please see the Company’s news releases dated August 27, 2025, November 12, 2025, December 31, 2025 and June 30, 2026, which are available under the Company’s issuer profile on SEDAR+ (available at www.sedarplus.ca).

With a growing portfolio of critical mineral projects in both Canada and the United States, Apex Critical Metals is strategically positioned to help strengthen domestic supply chains for the minerals essential to advanced technologies, clean energy, and national security. Apex is publicly listed in Canada on the Canadian Securities Exchange (CSE) under the symbol APXC and quoted on the OTCQX market in the United States under the symbol APXCF, in Germany on the Börse Frankfurt under the symbol KL9 and/or WKN: A40CCQ, and in France on Euronext Access Paris under the symbol MLAPX.

Find out more at www.apexcriticalmetals.com and watch our videos at https://apexcriticalmetals.com/apex-critical-metals-corporate-video/ and make sure to stay in touch by signing up for free news alerts at https://apexcriticalmetals.com/news/news-alerts/, or by following us on X (formerly Twitter), Facebook or LinkedIn.

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain “forward-looking information” or “forward-looking statements” under applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include (without limitation) statements regarding the Company’s drill program and any subsequent drill programs and statements regarding the Company’s prospective assets (more particularly described above), and statements regarding future assay results and the potential for future exploration and drilling to confirm the source of magnetic anomalies, to test the extent of mineralization along strike and at depth, and ongoing refinement of the 3D geological modelling and understanding of the mineralized system. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. Risks that could change or prevent these events, activities or developments from coming to fruition include: the Company’s properties are at an early stage of development and no current mineral resources or reserves have been identified by the Company thereof, that we may not be able to fully finance any additional exploration on the Company’s properties; that even if we are able to raise capital, costs for exploration activities may increase such that we may not have sufficient funds to pay for such exploration or processing activities; the timing and content of any future work programs; geological interpretations based on drilling that may change with more detailed information; potential process methods and mineral recoveries assumptions based on limited test work and by comparison to what are considered analogous deposits that, with further test work, may not be comparable; testing of our process may not prove successful or samples derived from our properties may not yield positive results, and even if such tests are successful or initial sample results are positive, the economic and other outcomes may not be as expected; the anticipated market demand for REE and other minerals may not be as expected; the availability of labour and equipment to undertake future exploration work and testing activities; geopolitical risks which may result in market and economic instability. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements herein are made as of the date hereof, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.